Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditors’ Review Report	1-2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	4

Separate Interim Statements of Comprehensive Income	5

Separate Interim Statements of Changes in Equity	6

Separate Interim Statements of Cash Flows	7

Notes to the Separate Interim Financial Statements	8-35

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of Woori Financial Group Inc. (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2025, the condensed separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2025, and 2024 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements referred to above are not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The separate statement of financial position of the Company as of December 31, 2024, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 5, 2025, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2024, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2025

This report is effective as of May 15, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2025 AND 2024

The accompanying separate interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2025 (UNAUDITED) AND DECEMBER 31, 2024

	March 31, 2025	December 31, 2024
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 26)	2,109,858	1,185,912
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 6 and 8)	557,168	553,518
Loans and other financial assets at amortized cost (Notes 4, 7, 8 and 26)	751,521	204,431
Investments in subsidiaries (Notes 9 and 26)	24,206,017	24,206,017
Premises and equipment	4,986	5,304
Intangible assets	3,406	3,308
Net defined benefit asset (Note 13)	—	1,378
Current tax assets	33,120	33,120
Deferred tax assets	2,414	4,379
Other assets (Note 10)	155,732	155,670

Total assets	27,824,222	26,353,037

LIABILITIES
Debentures (Notes 4, 8 and 11)	2,437,184	2,037,567
Provisions (Note 12)	1,855	1,252
Net defined benefit liability (Note 13)	823	—
Current tax liabilities	216,679	84,701
Other financial liabilities (Notes 4, 8, 14 and 26)	570,225	76,382
Other liabilities (Note 14)	2,156	404

Total liabilities	3,228,922	2,200,306

EQUITY (Note 15)
Capital stock	3,802,676	3,802,676
Hybrid securities	3,411,133	3,810,225
Capital surplus	8,120,236	11,120,236
Other equity	(23,556)	(1,189)
Retained earnings	9,284,811	5,420,783

Total equity	24,595,300	24,152,731

Total liabilities and equity	27,824,222	26,353,037

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month periods ended March 31
	2025	2024
	(Korean Won in millions)
Interest income	8,610	12,635
Interest expense	(16,813)	(11,316)

Net interest income (Notes 17 and 26)	(8,203)	1,319
Fees and commissions income	459	407
Fees and commissions expense	(5,240)	(4,252)

Net fees and commissions loss (Notes 18 and 26)	(4,781)	(3,845)
Dividend income (Notes 19 and 26)	1,429,225	1,189,333
Provision of impairment losses due to credit loss (Notes 20 and 26)	(404)	(460)
General and administrative expenses (Notes 21 and 26)	(18,421)	(17,497)

Operating income	1,397,416	1,168,850
Non-operating income(expense) (Note 22)	(6)	(18)
Net income before income tax expense	1,397,410	1,168,832
Income tax expense (Note 23)	(1,345)	(1,043)
Net income	1,396,065	1,167,789

Net gain on valuation of equity securities at FVTOCI (Note 15)	2,686	119
Remeasurement loss related to defined benefit plan (Notes 13 and 15)	(960)	(686)

Items that will not be reclassified to profit or loss:	1,726	(567)

Other comprehensive loss, net of tax	1,726	(567)
Total comprehensive income	1,397,791	1,167,222

Earnings per share (Notes 15 and 24)
Basic and diluted earnings per share (Unit: In Korean Won)	1,828	1,510

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED)

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 01, 2024	3,802,676	11,120,236	3,610,953	(7,871)	5,475,004	24,000,998
Total comprehensive income
Net income	—	—	—	—	1,167,789	1,167,789
Net gain on valuation of equity securities at FVTOCI	—	—	—	119	—	119
Remeasurement loss related to defined benefit plan	—	—	—	(686)	—	(686)
Transactions with owners
Dividends to common stocks	—	—	—	—	(481,213)	(481,213)
Issuance of hybrid securities	—	—	399,012	—	—	399,012
Dividends to hybrid securities	—	—	—	—	(35,258)	(35,258)
Acquisition of treasury stocks	—	—	—	(136,688)	—	(136,688)
Retirement of treasury stocks	—	—	—	136,688	(136,688)	—

March 31, 2024 (Unaudited)	3,802,676	11,120,236	4,009,965	(8,438)	5,989,634	24,914,073

January 01, 2025	3,802,676	11,120,236	3,810,225	(1,189)	5,420,783	24,152,731
Total comprehensive income
Net income	—	—	—	—	1,396,065	1,396,065
Net gain on valuation of equity securities at FVTOCI	—	—	—	2,686	—	2,686
Remeasurement loss related to defined benefit plan	—	—	—	(960)	—	(960)
Transactions with owners
Dividends to common stocks	—	—	—	—	(490,075)	(490,075)
Dividends to hybrid securities	—	—	—	—	(39,506)	(39,506)
Redemption of hybrid securities	—	—	(399,092)	(908)	—	(400,000)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—
Acquisition of treasury stocks	—	—	—	(25,641)	—	(25,641)
Transfer to retained earnings	—	(3,000,000)	—	—	3,000,000	—

March 31, 2025 (Unaudited)	3,802,676	8,120,236	3,411,133	(23,556)	9,284,811	24,595,300

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month periods ended March 31
	2025	2024
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,396,065	1,167,789
Adjustments to net income:
Income tax expense	1,345	1,043
Interest income	(8,610)	(12,635)
Interest expense	16,813	11,316
Dividend income	(1,429,225)	(1,189,333)

	(1,419,677)	(1,189,609)

Adjustments for profit/loss items not involving cash flows:
Provision of impairment losses due to credit loss	404	460
Retirement benefit	2,022	1,228
Depreciation and amortization	1,465	1,675
Gain on disposal of premises and equipment, intangible assets and other assets	(4)	(1)

	3,887	3,362

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(6,728)	(5,531)
Other assets	(62)	(83)
Net defined benefit liability	(1,125)	1,675
Other financial liabilities	(1,191)	(2,268)
Other liabilities	1,751	1,568

	(7,355)	(4,639)

Interest income received	9,090	9,545
Interest expense paid	(14,965)	(11,118)
Dividends received	1,429,283	1,189,362
Income tax paid	(983)	(983)

Net cash provided by operating activities	1,395,345	1,163,709

Cash flows from investing activities:
Net Increase on other investment assets	(409,326)	(753,000)
Acquisition of investments in subsidiaries	—	(241,376)
Acquisition of premises and equipment	(42)	(21)
Acquisition of intangible assets	(311)	(303)

	(409,679)	(994,700)

Cash flows from financing activities:
Issuance of debentures	399,248	—
Issuance of hybrid securities	—	399,012
Redemption of hybrid securities	(400,000)	—
Acquisition of treasury stocks	(20,673)	(136,688)
Redemption of lease liabilities	(789)	(753)
Dividends paid to hybrid securities	(39,506)	(35,258)

	(61,720)	226,313

Net increase in cash and cash equivalents	923,946	395,322
Cash and cash equivalents, beginning of the period	1,185,912	289,507

Cash and cash equivalents, end of the period (Note 5)	2,109,858	684,829

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,802,676 million Won. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Company paid 598,391 million Won in cash and 42,103,377 new shares of the Company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Company acquired 67.2% interests (excluding treasury stock, 51.0% when including treasury stock) in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.) In addition, as of March 31, 2023, the Company acquired an additional 28.1% interests in Woori Asset Trust Co. (excluding treasury stock, 21.3% when including treasury stock).

As of December 10, 2020, the Company acquired 76.8% interests (excluding treasury stock, 74.0% when including treasury stock) in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.). In addition, as of April 15, 2021, the Company acquired an additional 13.3% interests in Woori Financial Capital Co., Ltd. (excluding treasury stock, 12.9% in the case of including treasury stock), and as of May 24, 2021, the Company additionally acquired treasury stock(3.6%) which Woori Financial Capital possessed.

As of March 12, 2021, the Company paid 113,238 million Won in cash to acquire 100% interests on Woori Savings Bank from Woori Financial Capital Co., Ltd., our subsidiary.

As of August 10, 2021, the Company paid 5,792,866 new shares of the Company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies, was established (100% stock, 200 billion Won in stock payments) and incorporated as a subsidiary.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

As of March 23, 2023, the Company acquired 53.9% interests in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.) (excluding treasury stock, 52.0% in the case of including treasury stock). In addition, as of May 30, 2023, the Company additionally acquired treasury stock held by Woori Venture Partners Co., Ltd. (3.5%).

As of August 8, 2023, the Company paid 22,541,465 new shares of the Company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Company paid 9,933,246 new shares of the Company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

As of January 29, 2024, the Company owned interest (77.5%) of Woori Asset Management Corp, as a result of merger with Woori Asset Management Corp (surviving company) and Woori Global Asset Management Co., Ltd. (dissolution company), which was liquidated. As of March 29, 2024, the Company acquired residual interest(22.5%) of Woori Asset Management Corp, to make it a wholly owned subsidiary.

On March 25, 2024, the Company participated in the capital increase and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd.. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd.. Afterward, the Company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd. as of November 19, 2024.

On August 1, 2024, The Company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company), and acquired an additional 2.3% out of the remaining interest. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The Company’s financial statements are condensed interim financial statements prepared in accordance with Korean IFRS 1034, Interim Financial Reporting for some of periods in which the annual separate financial statements belong. They are also separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. It is necessary to use the Company’s annual separate financial statements for the year ended December 31, 2024 for understanding of the accompanying condensed interim financial statements. The accompanying condensed interim financial statements contain less information compared to the information required in the annual financial statements. Selective footnotes include explanations of transactions or events that are significant for understanding the changes in the financial position and performance of the Company since the end of the previous annual reporting period.

(1)	From the accounting period beginning on January 1, 2025, the Company has newly applied the following standards and interpretations.

1)	Amendments to K-IFRS 1021 ‘The Effects of Changes in Foreign Exchange Rates’ and K-IFRS 1101 ‘First-time Adoption of International Financial Reporting Standards’ – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments do not have a significant impact on the financial statements.

(1)	The details of K-IFRSs that have been issued and published since January 1, 2025 but have not yet reached the effective date are as follows:

1)	Amendments to K-IFRS 1109 ‘Financial Instruments’, K-IFRS 1107 ‘Financial Instruments: Disclosures’

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures’ have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The company is currently reviewing the impact of this amendment on the financial statements.

-	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

-	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

-

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

-	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

2)	Annual Improvements to K-IFRS – ‘Volume 11’

Annual Improvements to K-IFRS – ‘Volume 11’ should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Company does not expect the amendments to have a significant impact on the financial statements.

-	K-IFRS 1101 ‘First-time Adoption of International Financial Reporting Standards’: Hedge accounting by a first-time adopter

-	K-IFRS 1107 ‘Financial Instruments: Disclosures’: Gain or loss on derecognition, and implementation guidance

-	K-IFRS 1109 ‘Financial Instruments’: Derecognition of lease liabilities and definition of transaction price

-	K-IFRS 1110 ‘Consolidated Financial Statements’: Determination of a ‘de facto agent’

-	K-IFRS 1007 ‘Statement of Cash Flows’: Cost method

(2)

Material accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2024, except for the one described below.

-	Income tax expense

Income tax expense for the interim period is recognized based on the weighted average annual income tax rate expected for the expected gross annual profit. The estimated average annual tax rate is applied to the pre-tax income.

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The management shall make judgements, estimates and assumptions that affect the application of accounting policies and assets, liabilities, revenues and expenses in preparing condensed interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed interim financial statements are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2024.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Department analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The Board of Directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Company Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Company’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Company and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2)	Maximum exposure

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		March 31, 2025	December 31, 2024
Loans and other financial assets at amortized cost	Government	1	1
	Banks	561,524	165,144
	Corporates	189,996	39,286

	Total	751,521	204,431

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
	Korea	Korea
Loans and other financial assets at amortized cost	751,521	204,431

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of March 31, 2025 and December 31, 2024 (Unit: Korean Won in millions):

	March 31, 2025
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	750,023	1,498	751,521

	December 31, 2024
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	203,262	1,169	204,431

3)	Credit risk exposure

The maximum exposure to credit risk by asset quality as of March 31, 2025 and December 31, 2024 is as follows (Unit: Korean Won in millions):

	March 31, 2025
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	751,981	—	—	—	—	751,981	(460)	751,521
Government	1	—	—	—	—	1	—	1
Banks	561,737	—	—	—	—	561,737	(213)	561,524
Corporates	190,243	—	—	—	—	190,243	(247)	189,996
General business	190,243	—	—	—	—	190,243	(247)	189,996

Total	751,981	—	—	—	—	751,981	(460)	751,521

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

	December 31, 2024
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	204,487	—	—	—	—	204,487	(56)	204,431
Government	1	—	—	—	—	1	—	1
Banks	165,200	—	—	—	—	165,200	(56)	165,144
Corporates	39,286	—	—	—	—	39,286	—	39,286
General business	39,286	—	—	—	—	39,286	—	39,286

Total	204,487	—	—	—	—	204,487	(56)	204,431

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates.

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the maturity of assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	117,582	225,529	14,952	94,730	2,092,526	61,694	2,607,013
Lease liabilities	799	796	793	173	387	—	2,948
Other financial liabilities(*)	514,133	730	—	4,425	48,045	—	567,333

Total	632,514	227,055	15,745	99,328	2,140,958	61,694	3,177,294

(*)	It does not include lease liabilities.

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	14,965	114,700	222,634	12,083	1,770,174	62,019	2,196,575
Lease liabilities	778	776	772	769	328	—	3,423
Other financial liabilities(*)	19,176	—	8,768	281	44,798	—	73,023

Total	34,919	115,476	232,174	13,133	1,815,300	62,019	2,273,021

(*)	It does not include lease liabilities.

3)	Maturity analysis of derivative financial liabilities

There are no derivative financial liabilities measured at fair value through profit or loss as of March 31, 2025 and December 31, 2024.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

5.	CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Demand deposits	494,858	11,912
Fixed deposits	1,615,000	1,174,000

Total	2,109,858	1,185,912

6.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	Issuer	March 31, 2025	December 31, 2024
Hybrid securities	Woori Card Co., Ltd.	359,160	357,093
	Woori Financial Capital Co., Ltd.	198,008	196,425

Total		557,168	553,518

(2)	Details of equity securities designated as financial assets at FVTOCI as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	Issuer	March 31, 2025	December 31, 2024
Investment for political purpose	Woori Card Co., Ltd.	359,160	357,093
	Woori Financial Capital Co., Ltd.	198,008	196,425

Total		557,168	553,518

7.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Due from banks	508,868	99,944
Other financial assets	242,653	104,487

Total	751,521	204,431

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Due from banks in local currency:
Due from depository banks	380,000	100,000
Others	129,327	—
Loss allowance	(459)	(56)

Total	508,868	99,944

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(56)	—	—	(56)
Provision of allowance for credit loss	(403)	—	—	(403)

Ending balance	(459)	—	—	(459)

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(654)	—	—	(654)
Provision of allowance for credit loss	(458)	—	—	(458)

Ending balance	(1,112)	—	—	(1,112)

2)	Gross carrying amount

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	100,000	—	—	100,000
Net increase (decrease)	409,327	—	—	409,327

Ending balance	509,327	—	—	509,327

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,074,000	—	—	1,074,000
Net increase (decrease)	753,000	—	—	753,000

Ending balance	1,827,000	—	—	1,827,000

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Receivables	235,772	95,857
Accrued income	4,756	6,520
Lease deposits	2,125	2,109
Other assets	1	1
Loss allowance	(1)	—

Total	242,653	104,487

(5)	Changes in the allowances for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit loss	(1)	—	—	(1)

Ending balance	(1)	—	—	(1)

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9)	—	—	(9)
Provision of allowance for credit loss	(2)	—	—	(2)

Ending balance	(11)	—	—	(11)

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

2)	Gross carrying amount

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	104,487	—	—	104,487
Net increase (decrease)	138,167	—	—	138,167

Ending balance	242,654	—	—	242,654

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	31,478	—	—	31,478
Net increase (decrease)	11,801	—	—	11,801

Ending balance	43,279	—	—	43,279

8.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation techniques that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2025
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at FVTOCI
Hybrid securities	—	—	557,168	557,168

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTOCI
Hybrid securities	—	—	553,518	553,518

Financial assets measured at FVTPL and financial assets measured at FVTOCI are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Hybrid securities	The fair value is measured using the Hull and White model and the Monte Carlo Simulations.	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Hybrid securities	Hull and White, Monte Carlo Simulation	Hybrid securities related	Estimated volatility of interest rate, Discount rate	Estimated volatility of interest rate 0.54% Discount rate 3.37% ~ 5.89%	Variation of fair value increases as estimated volatility of interest rate increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Beginning balance	Net Income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTOCI
Hybrid securities	553,518	—	3,650	—	—	—	557,168

	For the three-month period ended March 31, 2024
	Beginning balance	Net Income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTOCI
Hybrid securities	539,709	—	160	—	—	—	539,869

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility(Unit: Korean Won in millions):

	March 31, 2025
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTOCI
Hybrid securities (*)	—	—	10,754	(10,458)

(*)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

	December 31, 2024
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTOCI
Hybrid securities (*)	—	—	11,910	(11,567)

(*)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	751,521	751,521	751,521
Financial liabilities:
Debentures	—	2,422,279	—	2,422,279	2,437,184
Other financial liabilities (*1,2)	—	—	567,333	567,333	567,333

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

	December 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	204,431	204,431	204,431
Financial liabilities:
Debentures	—	2,010,571	—	2,010,571	2,037,567
Other financial liabilities (*1,2)	—	—	73,023	73,023	73,023

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

1)	Financial assets

	March 31, 2025
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Due from banks	—	—	508,868	508,868
Hybrid securities	—	557,168	—	557,168
Other financial assets	—	—	242,653	242,653

Total	—	557,168	751,521	1,308,689

	December 31, 2024
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Due from banks	—	—	99,944	99,944
Hybrid securities	—	553,518	—	553,518
Other financial assets	—	—	104,487	104,487

Total	—	553,518	204,431	757,949

2)	Financial liabilities

	March 31, 2025		December 31, 2024
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost
Debentures	—	2,437,184	—	2,037,567
Other financial liabilities (*)	—	567,333	—	73,023

Total	—	3,004,517	—	2,110,590

(*)	It does not include lease liabilities.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

9.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries (*1)	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Bank
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Financial Capital Co., Ltd.	Korea	373,800	Finance
Woori Investment Securities Co., Ltd.	Korea	242,900	Investment Brokerage
Woori Asset Trust Co., Ltd.	Korea	16,900	Real estate trust
Woori Savings Bank	Korea	187,400	Mutual saving bank
Woori F&I Co., Ltd.	Korea	31,500	Finance
Woori Asset Management Corp	Korea	24,000	Finance
Woori Venture Partners Co., Ltd.	Korea	50,000	Other financial services
Woori Private Equity Asset Management Co., Ltd.	Korea	80,000	Finance
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Financial support service business
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business

	March 31, 2025			December 31, 2024
Subsidiaries (*1)	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Bank	716,000,000	100.0	March 31, 2025	716,000,000	100.0	December 31, 2024
Woori Card Co., Ltd.	179,266,200	100.0	March 31, 2025	179,266,200	100.0	December 31, 2024
Woori Financial Capital Co., Ltd.	74,757,594	100.0	March 31, 2025	74,757,594	100.0	December 31, 2024
Woori Investment Securities Co., Ltd.	483,141,111	99.5	March 31, 2025	483,141,111	99.5	December 31, 2024
Woori Asset Trust Co., Ltd.	3,368,645	99.6	March 31, 2025	3,368,645	99.6	December 31, 2024
Woori Savings Bank	37,476,895	100.0	March 31, 2025	37,476,895	100.0	December 31, 2024
Woori F&I Co., Ltd.	6,298,895	100.0	March 31, 2025	6,298,895	100.0	December 31, 2024
Woori Asset Management Corp	4,797,154	100.0	March 31, 2025	4,797,154	100.0	December 31, 2024
Woori Venture Partners Co., Ltd.	100,000,000	100.0	March 31, 2025	100,000,000	100.0	December 31, 2024
Woori Private Equity Asset Management Co., Ltd.	16,000,000	100.0	March 31, 2025	16,000,000	100.0	December 31, 2024
Woori Credit Information Co., Ltd.	1,008,000	100.0	March 31, 2025	1,008,000	100.0	December 31, 2024
Woori Fund Service Co., Ltd.	2,000,000	100.0	March 31, 2025	2,000,000	100.0	December 31, 2024
Woori FIS Co., Ltd.	4,900,000	100.0	March 31, 2025	4,900,000	100.0	December 31, 2024
Woori Finance Research Institute Co., Ltd.	600,000	100.0	March 31, 2025	600,000	100.0	December 31, 2024

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Securities Co., Ltd.	1,263,436	—	—	1,263,436
Woori Asset Trust Co., Ltd.	621,722	—	—	621,722
Woori Savings Bank	313,238	—	—	313,238
Woori F&I Co., Ltd.	320,000	—	—	320,000
Woori Asset Management Corp	196,825	—	—	196,825
Woori Venture Partners Co., Ltd.	336,439	—	—	336,439
Woori Private Equity Asset Management Co., Ltd.	57,797	—	—	57,797
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	24,206,017	—	—	24,206,017

	For the three-month period ended March 31, 2024
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Bank Co., Ltd.	1,207,351	—	—	1,207,351
Woori Asset Trust Co., Ltd.(*1)	403,642	200,000	—	603,642
Woori Savings Bank	213,238	—	—	213,238
Woori F&I Co., Ltd.	200,000	—	—	200,000
Woori Asset Management Corp(*2)	122,449	74,376	—	196,825
Woori Venture Partners Co., Ltd.	336,439	—	—	336,439
Woori Private Equity Asset Management Co., Ltd.	57,797	—	—	57,797
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677
Woori Global Asset Management Co., Ltd.(*3)	33,000	—	33,000	—

Total	23,670,476	274,376	33,000	23,911,852

(*1)	During the current period, the capital increase amount of 200,000 was made.
(*2)

On January 29, 2024, Woori Asset Management Corp merged with Woori Global Asset Management Co., Ltd. and the Company acquired residual interest (22.5%) of Woori Asset Management Corp, to make it wholly subordinated.

(*3)	On January 29, 2024, it was merged into Woori Asset Management Corp and excluded from our subsidiaries.

10.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Prepaid expenses	343	281
Advance payments	155,389	155,389

	155,732	155,670

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

11.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2025		December 31, 2024
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	2.19~4.25	1,490,000	2.19~4.25	1,090,000
Subordinated bonds	2.13~2.55	950,000	2.13~2.55	950,000

Sub-total		2,440,000		2,040,000
Deducted item:
Discounts on bonds		(2,816)		(2,433)

Total		2,437,184		2,037,567

12.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Asset retirement obligation	1,855	1,252

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Beginning balance	1,252	1,227
Amortization	13	13
Changes in contract	590	—

Ending balance	1,855	1,240

13.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes into account of projected earnings’ increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Present value of defined benefit obligation	14,917	14,313
Fair value of plan assets	(14,094)	(15,691)

Net defined benefit liability(asset)	823	(1,378)

(2)

The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the three-month periods ended March 31, 2025 and 2024 is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Current service cost	2,042	1,280
Net interest expense(income)	(20)	(52)

Cost recognized in net income	2,022	1,228

Remeasurements (*)	1,304	932

Cost recognized in total comprehensive income	3,326	2,160

(*)	The amount is before income tax effect.

14.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Other financial liabilities:
Accounts payable	545,562	48,323
Accrued expenses	21,771	24,700
Lease liabilities	2,892	3,359

Sub-total	570,225	76,382

Other liabilities:
Other miscellaneous liabilities	2,156	404

Total	572,381	76,786

15.	EQUITY

(1)	Details of equity as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Capital	3,802,676	3,802,676
Hybrid securities	3,411,133	3,810,225
Capital surplus	8,120,236	11,120,236
Other equity Treasury stock	(26,269)	(628)
Accumulated other comprehensive income	3,621	1,895
Other adjustments(*3)	(908)	(2,456)

Sub-total	(23,556)	(1,189)

Retained earnings (*1) (*2)	9,284,811	5,420,783

Total	24,595,300	24,152,731

(*1)	The regulatory reserve for credit loss in retained earnings amounted to 1,289 million Won and 137 million Won as of March 31, 2025 and December 31, 2024 in accordance with the relevant regulation.
(*2)

The earned surplus reserve in retained earnings amounted to 554,990 million Won and 442,650 million Won as of March 31, 2025 and December 31, 2024 in accordance with the Article 53 of the Financial Holding Company Act.

(*3)	Other adjustments represent the difference between the book value of hybrid securities and the redemption amount.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	The number of authorized shares and others of the Company are as follows:

	March 31, 2025	December 31, 2024
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued (*)	742,591,501 Shares	742,591,501 Shares
Capital stock	3,802,676 million Won	3,802,676 million Won

(*) Due to retirement of earnings, total par value of the shares issued and paid-in capital are different.

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2025	December 31, 2024
Securities in local currency	2020-02-06	—	3.34	—	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	400,000
Securities in local currency	2024-06-19	—	4.27	400,000	400,000
Securities in local currency	2024-10-10	—	4.00	400,000	400,000
Issuance cost				(8,867)	(9,775)

Total				3,411,133	3,810,225

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	2,590	3,650	(964)	5,276
Remeasurements of defined benefit plan	(695)	(1,304)	344	(1,655)

Total	1,895	2,346	(620)	3,621

	For the three-month period ended March 31, 2024
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(7,575)	161	(42)	(7,456)
Remeasurements of defined benefit plan	332	(932)	246	(354)

Total	(7,243)	(771)	204	(7,810)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Beginning balance	1,289	137
Planned provision of regulatory reserve for credit loss	690	1,152

Ending balance	1,979	1,289

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the three-month periods ended March 31
	2025	2024
Net income before regulatory reserve	1,396,065	1,167,789
Provision of regulatory reserve for credit loss	690	57
Adjusted net income after the provision of regulatory reserve	1,395,375	1,167,732
Dividends to hybrid securities	(39,506)	(35,258)
Adjusted net income after regulatory reserve and dividends to hybrid securities	1,355,869	1,132,474
Adjusted EPS after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	1,827	1,510

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(6)	Changes in treasury stocks are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Beginning	Acquisition	Retirement	Ending
Number of shares	53,945	1,550,000	—	1,603,945
Carrying amount	628	25,641	—	26,269

	For the three-month period ended March 31, 2024
	Beginning	Acquisition	Retirement	Ending
Number of shares	53,945	9,357,960	(9,357,960)	53,945
Carrying amount	628	136,688	(136,688)	628

16.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2024 were 660 Won and 490,075 million Won, respectively, approved at the regular general shareholders’ meeting held on March 26, 2025. The financial statements for the current period include these unpaid dividends, which were paid in April 2025.

17.	NET INTEREST INCOME

(1)	Details of interest income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Interest on due from banks	8,593	12,610
Other interest income	17	25

Total	8,610	12,635

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Interest on debentures	16,777	11,269
Other interest expense	13	13
Interest on lease liabilities	23	34

Total	16,813	11,316

18.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income incurred are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Fees and commissions income	459	407

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Fees and commissions paid	2,262	1,366
Others	2,978	2,886

Total	5,240	4,252

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

19.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Dividend income recognized from investments in subsidiaries	1,422,898	1,182,977
Dividend income recognized from FVTOCI	6,327	6,356

Total	1,429,225	1,189,333

20.	PROVISION FOR IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of provision for impairment losses due to credit loss recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Provision for impairment losses due to credit loss on loans and other financial assets at amortized cost	(404)	(460)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2025	2024
Employee benefits	Short-term employee benefits	Salaries	8,248	7,565
		Employee fringe benefits	2,142	2,194
	Retirement benefit service costs		2,022	1,228
	Share based payments		803	1,237

	Sub-total		13,215	12,224

Depreciation and amortization			1,465	1,675
Other general and administrative expenses	Rent		411	413
	Taxes and public dues		148	219
	Service charges		425	439
	Computer and IT related		1,801	1,627
	Telephone and communication		175	204
	Advertising		17	28
	Printing		18	25
	Traveling		78	60
	Supplies		28	28
	Insurance premium		51	51
	Reimbursement		236	171
	Vehicle maintenance		51	43
	Others		302	290

	Sub-total		3,741	3,598

	Total		18,421	17,497

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2025 and December 31, 2024 are as follows:

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,831 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		0.00 years
Number of shares remaining	As of March 31, 2025	72,811 shares
	As of December 31, 2024	239,798 shares
Number of shares granted (*2)	As of March 31, 2025	72,811 shares
	As of December 31, 2024	239,798 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		15,656 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		0.75 years
Number of shares remaining	As of March 31, 2025	223,176 shares
	As of December 31, 2024	223,176 shares
Number of shares granted (*2)	As of March 31, 2025	223,176 shares
	As of December 31, 2024	223,176 shares
Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		14,554 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		1.75 years
Number of shares remaining	As of March 31, 2025	160,929 shares
	As of December 31, 2024	160,929 shares
Number of shares granted (*2)	As of March 31, 2025	160,929 shares
	As of December 31, 2024	160,929 shares

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		13,530 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		2.75 years
Number of shares remaining	As of March 31, 2025	194,569 shares
	As of December 31, 2024	194,569 shares
Number of shares granted (*2)	As of March 31, 2025	194,569 shares
	As of December 31, 2024	194,569 shares
Subject to		Shares granted for the year 2025
Type of payment		Cash-settled
Vesting period		January 1, 2025 ~ December 31, 2028
Date of payment		2029-01-01
Fair value (*1)		12,577 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		3.75 years
Number of shares remaining	As of March 31, 2025	42,438 shares
	As of December 31, 2024	—
Number of shares granted (*2)	As of March 31, 2025	42,438 shares
	As of December 31, 2024	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black Shawls model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of March 31, 2025 and December 31, 2024 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 10,227 million Won and 11,883 million Won.

22.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Other non-operating income	4	3
Other non-operating expense	(10)	(21)

Total	(6)	(18)

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Lease change cancellation gain	3	1
Others	1	2

Total	4	3

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Donations	10	15
Others	—	6

Total	10	21

23.	INCOME TAX EXPENSE (INCOME)

Details of income tax expense(income) are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Current tax expense
Current tax expense with respect to the current period	—	—

Deferred tax expense (income)
Change in deferred tax assets (liabilities) due to temporary differences	1,965	839
Tax expense (income) directly attributable to equity	(620)	204

Sub-total	1,345	1,043

Income tax expense (income)	1,345	1,043

24.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the three-month periods ended March 31
	2025	2024
Net income	1,396,065	1,167,789
Dividends to hybrid securities	(39,506)	(35,258)
Net income attributable to common shareholders	1,356,559	1,132,531
Weighted average number of common shares outstanding (Unit: million shares)	742	750
Basic EPS (Unit: Korean Won)	1,828	1,510

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares) :

	For the three-month period ended March 31, 2025
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2025-01-01~2025-03-31	742,591,501	90	66,833,235,090
Treasury stock	2025-01-01~2025-03-31	(53,945)	90	(4,855,050)
Acquisition of treasury stock	2025-01-01~2025-03-31	(1,550,000)		(28,250,000)

	Sub-total (①)			66,800,130,040

Weighted average number of common shares outstanding (②=(①/90)				742,223,667

	For the three-month period ended March 31, 2024
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2024-01-01~2024-03-31	751,949,461	91	68,427,400,951
Treasury stock	2024-01-01~2024-03-31	(53,945)	91	(4,908,995)
Acquisition and Retirement of treasury stock	2024-01-01~2024-03-31	(9,357,960)		(168,443,280)

	Sub-total (①)			68,254,048,676

Weighted average number of common shares outstanding (②=(①/91)				750,044,491

Diluted EPS is equal to basic EPS because there is no dilution effect for the three-month periods ended March 31, 2025 and 2024.

25.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of March 31, 2025, the Company currently has one lawsuit as a defendant related to Woori Asset Trust Co., Ltd. stock trading payments. The lawsuit is in the first trial stage, with a claim amount of 13,305 million Won. It is not possible to reasonably estimate the potential impact on the Company’s financial statements as of March 31, 2025.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		March 31, 2025		December 31, 2024
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	100,000	—	100,000	—

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

26.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of March 31, 2025 and December 31, 2024, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the three-month periods ended March 31, 2025 and 2024 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties	Title of account	March 31, 2025	December 31, 2024
Subsidiaries
Woori Bank	Cash and cash equivalents	2,109,858	1,185,912
	Other financial assets	559,946	163,893
	Allowance for credit losses	(213)	(56)
	Other financial liabilities	35,252	36,427
Woori Card Co., Ltd.	Other financial assets	39,423	26,229
	Other financial liabilities	335	280
Woori Financial Capital Co., Ltd.	Other financial assets	18,605	12,850
	Other financial liabilities	538	282
Woori Investment Securities Co., Ltd.	Other financial assets	1	—
	Other financial liabilities	8,040	—
Woori Asset Trust Co., Ltd.	Other financial liabilities	1,128	1,130
Woori Savings Bank	Other financial assets	957	—
	Other financial liabilities	1,036	1,014
Woori Financial F&I Co., Ltd.	Other financial liabilities	5,046	3,440
Woori Asset Management Corp	Other financial assets	462	—
Woori Venture Partners Co., Ltd.	Other financial assets	1	—
	Other financial liabilities	2,673	3,179
Woori Private Equity Asset Management Co. Ltd.	Other financial assets	1,221	346
Woori Credit Information Co., Ltd.	Other financial assets	305	303
	Other financial liabilities	14	—
Woori Fund Service Co., Ltd.	Other financial assets	1,033	711
Woori FIS Co., Ltd.	Other financial assets	1	1
	Other financial liabilities	556	581
Woori Finance Research Institute Co., Ltd.	Other financial assets	159	155
	Other financial liabilities	—	2,620
Associates of subsidiaries
W Service Networks Co., Ltd.	Other financial liabilities	17	22

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

		For the three-month periods ended March 31
Related party	Title of account	2025	2024
Subsidiaries
Woori Bank	Interest income	8,068	12,635
	Fees and commissions income	459	406
	Dividend income	1,352,524	1,131,996
	Interest expenses (*)	17	29
	Fees and commissions expense	2	3
	Provision of impairment loss due to credit loss	157	460
	General and administrative expenses (*)	1,248	1,136
Woori Card Co., Ltd.	Dividend income	33,544	26,199
Woori Financial Capital Co., Ltd.	Dividend income	30,441	27,774
	Interest expenses (*)	4	2
	General and administrative expenses (*)	57	25
Woori Asset Management Corp	Dividend income	3,540	—
Woori Venture Partners Co., Ltd.	Dividend income	7,300	800
Woori Credit Information Co., Ltd.	Dividend income	484	1,504
Woori Fund Service Co., Ltd.	Dividend income	1,392	1,060
Woori FIS Co., Ltd.	General and administrative expenses	1,637	1,472
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	2,165	2,100
Associates of subsidiaries
W Service Networks Co., Ltd.	General and administrative expenses	57	105

(*)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current term and prior term are included.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korea Won in millions):

Related parties		Title of account	March 31, 2025	December 31, 2024
Subsidiary	Woori Bank	Right-of-use assets	2,542	2,799
		Lease liabilities (*)	2,130	2,795
	Woori Financial Capital Co., Ltd.	Right-of-use assets	514	266
		Lease liabilities (*)	538	282

(*)	Cash outflows of lease liabilities redemption for the years ended March 31, 2025 and 2024 are 731 million Won and 693 million Won, respectively.

(4)	The details of loan and borrowing transactions with related parties for the three-month periods ended March 31, 2025 and 2024 are as follows (Unit: Korea Won in millions):

			For the three-month period ended March 31, 2025
Related parties		Title of account	Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Due from banks (*)	1,274,000	2,401,000	1,680,000	1,995,000

(*)	Excludes due from banks without withdrawal limitations.

			For the three-month period ended March 31, 2024
Related parties		Title of account	Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Deposit (*)	1,354,000	1,507,000	874,000	1,987,000

(*)	Excludes due from banks without withdrawal limitations.

(5)	The details of equity-related transactions with related parties are as follows (Unit: Korean Won in million) :

For the three-month period ended March 31, 2025
Related parties		Acquisition of interests (*)
Subsidiary	—	—

(*)	The book value related to equity can be referred to in Note 6 and Note 9.

		For the three-month period ended March 31, 2024
Related parties		Acquisition of interests (*3)
Subsidiary	Woori Asset Trust Co Ltd (*1)	200,000
Subsidiary	Woori Asset Management Corp (*2)	41,376

(*1)	For the three-month periods ended March 31, 2024, the capital increase amount of 200,000 million Won was made.
(*2)	For the three-month periods ended March 31, 2024, the Company acquired interest (22.5%) of Woori Asset Management Corp to make it wholly owned subsidiary.
(*3)	The book value related to equity can be referred to in Note 6 and Note 9.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(6)	There are no guarantees provided to the related parties. The unused commitments and payment guarantees provided from the related parties are as follows (Unit: Korean Won in millions):

Related parties		March 31, 2025	December 31, 2024	Warranty
Subsidiary	Woori Card Co., Ltd.	736	665	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Short-term employee salaries	1,139	1,167
Retirement benefit service costs	19	47
Share-based compensation	654	1,220

Total	1,812	2,434

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, allowance and related impairment loss due to credit losses from transaction with key management as of March 31, 2025 and December 31, 2024. Liabilities related to key management compensation are 10,613 million Won and 12,850 million Won as of March 31, 2025 and December 31, 2024, respectively.

27.	EVENTS AFTER THE REPORTING PERIOD

(1)

On April 25, 2025, the Board of Directors has declared to pay a quarterly dividend of 200 Won per share (total dividend of 147,428 million Won), with the record date set as of May 10, 2025, and the dividends will be paid on May 30, 2025.

(2)

On August 28, 2024, the Company entered into a share purchase agreement with Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. On May 2, 2025, the Company received approval from the Financial Services Commission for subsidiary integration. The procedure for subsidiary integration is underway.